VOZROZHDENIE BANK

File № 82-4257

SEC MAIL PROCESSING SECTION
RECEIVED
APR 23 2007
WASH, D.C.
203

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

26.02.07
1101/2045

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07022859

SUPPL

Re: Exemption № 82-4257

PROCESSED
APR 26 2007
THOMSON FINANCIAL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Mark M. Nakhmanovitch
Deputy Chairman of the Board

dlw 4/25

Statement of material fact

Access to the quarterly reports information

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
2.1. Name of the document, access to which is provided : Quarterly report for 4th quarter 2006 2.2. Date of publishing the quarterly report at the web-page used by the issuer for information disclosure. February 15, 2007 2.3. The procedure of providing the interested persons with the copies of the quarterly report. Owners of the bank's shares and other interested persons can receive copies of the quarterly report at their written request for a fee not exceeding the cost of making such copies within a period not exceeding 7 days from the date of the written request.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. February 15, 2007	Stamp	

Statement of material fact
«Information about the steps of issuing securities»
Approval of a decision on issue / additional issue of securities

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
2.2.1. The issuer's governing body that approved an issue / additional issue of securities and way of making a decision (if the decision on the issue / additional issue approval was made by the general meeting of shareholders of the issuer – information about the type of the general meeting (annual or special) and the way of voting (joint presence and / or absent voting). Board of Directors of Bank Vozrozhdenie. 2.2.2. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved: February 20, 2007. 7/4 Luchnikov pereulok, bldg. 1, Moscow. 2.3. Date and number of the minutes of the meeting, where the issue / additional issue of securities was approved: February 20, 2007. Minutes № 9. 2.2.4. Quorum and voting results on approval of the decision on the securities issue / additional issue. All of 12 members of the Board of Directors were present at the meeting. A quorum was in place. All 12 members of the Board of Directors participated in the voting. The decision was approved unanimously. 2.2.5. Category (type), series and other identification characteristics of securities issued: Ordinary non-documentary registered shares. 2.2.6. Maturity (for bonds and options of the issuer). Shares have no maturity date. 2.2.7. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law): 3,000,000 (Three million) shares of RUR 10 (ten) nominal value each. 2.2.8. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued Open subscription 2.2.9. Price for securities issued or procedure of its defining. The price of shares to be issued in Russian Rubles and in foreign currency, including the price for persons having preemptive rights, will be set by the Board of Directors within the first business day after expiration of preemptive rights. Information about the price will be disclosed through the business news service of the news agency "Interfax" and at the bank's web-site (www.vbank.ru). 2.2.10. Term (opening and closing dates) of issuing securities and order of its definition. The initial date of placing shares with persons with preemptive rights to purchase additional shares will be the next business day after the date of publication information about the price of shares to be issued through the business news service "Interfax". The initial date of placing shares with other persons will be the next business day after the date of publication of information about the results of the exercise of preemptive rights through "Interfax". The closing date of placing shares with persons having preemptive rights will be the 5th business day (inclusive) after the day following the date of publication of the share placement price (the order of price determination) through the news agency "Interfax". The closing date of placing shares with other persons is determined as the earliest of two dates:

- Date of placing of the last shares available of this additional issue;
- 60th business day from the initial date of placing shares with such other persons.

But the closing date of this additional issue share' placement shall not be later than 1 year from the date of state registration of this additional issue of securities.

2.2.11. Other terms and conditions of securities issue, specified by the decision on securities issue.

There are no other important terms and conditions of the share placement.

2.2.12. Preemptive rights for shareholders of the issuer and / or other persons.

Shareholders owning ordinary shares of Bank Vozrozhdenie have preemptive rights to purchase the shares of this additional issue in the number proportionate to the number of shares of the same type owned by them.

2.2.13. The issuer's commitment to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.

Bank Vozrozhdenie shall register the share issue prospectus according to the legislation of the Russian Federation.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Mark M. Nakhmanovitch
3.2. February 20, 2007	Stamp	

Statement of material fact
«Information about stages of securities issue»
Information about the decision on issue of shares

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1.1. The issuer's governing body that approved an issue / additional issue of securities and way of making a decision (if the decision on the issue / additional issue approval was made by the general meeting of shareholders of the issuer – information about the type of the general meeting (annual or special) and the way of voting (joint presence and / or absent voting).
Board of Directors of Bank Vozrozhdenie.
2.1.2. Date and location of the meeting held by the issuer's governing body, where the additional issue of securities was approved:
February 20, 2007. 7/4 Luchnikov pereulok, bldg. 1, Moscow.
2.1.3. Date and number of the minutes of the meeting, where the issue / additional issue of securities was approved:
February 20, 2007. Minutes № 9.
2.1.4. Quorum and voting results on approval of the decision on the securities issue / additional issue.
All of 12 members of the Board of Directors were present at the meeting. Quorum was in place. All 12 members of the Board of Directors participated in the voting. The decision was approved unanimously.
2.1.5. Full text of the decision on shares issue.
1. To increase the authorized capital of Bank Vozrozhdenie by additional issue of 3 000 000 (three million) ordinary non-documentary shares registered with nominal value of 10 (ten) rubles each.
2. To define the method of placement – open subscription. Under this process of open subscription Shareholders have preemptive rights to purchase additional shares proportionate to the number of ordinary non-documentary registered shares of Bank Vozrozhdenie they own. The list of persons having preemptive rights to purchase is drawn up on the date of the decision of the Board of Directors of Bank Vozrozhdenie on increasing authorized capital by the way of issue additional ordinary shares (that is February 20, 2007).
3. Price of placement additional ordinary non-documentary registered shares, including the price of placement additional shares to the persons having preemptive rights to purchase shares, will be determined by the Board of Directors after expiration of the preemptive rights period.
4. To determine that residents shall pay for additionally placed ordinary non-documentary registered shares in the currency of the Russian Federation. Non-residents (legal entities and individuals) are allowed to pay in foreign currency (United States Dollars) by fund transfer from bank accounts with authorized banks and also from bank accounts with banks registered outside the Russian Federation.
2.1.6. Preemptive rights for shareholders of the issuer and / or other persons.
Shareholders owning ordinary shares of Bank Vozrozhdenie have preemptive rights to purchase shares of this additional issue in the number proportionate to the number of shares of the same type they own.
2.1.7. The issuer's commitment to disclose information after each step of procedure of securities issue if registration of the prospectus is made at the issuer's discretion.
Bank Vozrozhdenie shall register the share issue prospectus according to the legislation of the Russian Federation.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Mark M. Nakhmanovitch
3.2. February 20, 2007	Stamp	

Statement of material fact

Information that can materially effect the price of joint-stock company's securities

Decision of the Board of Directors on early termination of authorities of single and / or collective executive body.

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
1. Date of the meeting of the Board of Directors of the joint-stock company where the relevant decision was made. February 20, 2007 2. Date and number of the Minutes of Contents of the meeting of the Board of Directors where the relevant decision was made; February 20, 2007, Minutes №9. 3. Decision made by the Board of Directors. To terminate authorities of the following members of the Management Board of Bank Vozrozhdenie: Mr. Oleg Kharlamov, General Manager of Administration Department, and Mrs. Tamara Luzhina, Deputy Head of Financial Department of Bank Vozrozhdenie.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Mark M. Nakhmanovitch
3.2. February 20, 2007	Stamp	

END